March 24, 2003

2002 Results Lead to Expanded Madsen Drill Program

Based on encouraging results from its 2002 diamond drill campaign, Placer Dome has initiated a significantly expanded exploration program at Claude Resources’ Madsen project in the Red Lake area of northwestern Ontario.

The 2002 reconnaissance scale drill program encountered elevated gold values in every drill hole. It defined a broad corridor of quartz carbonate tourmaline veining north of Russet Lake. Visible gold was routinely observed, translating into some spectacular grades, albeit over narrow widths. A table including material intersections from the 2002 program follows:

Hole Name	From (metres)	To (metres)	Interval (metres)	Grade (gpt)

*PDM02-09	278.84	279.09	0.24	48.08
	286.40	286.74	0.34	31.10
	289.66	290.27	0.61	10.98
	291.37	291.98	0.52	4.25
	312.44	312.96	0.52	4.42
	313.32	313.66	0.34	13.88
*PDM02-10	107.41	107.84	0.43	4.29
*PDM02-11	237.07	237.44	0.37	8.62
	359.36	359.76	0.40	4.63
*PDM02-12	423.66	424.57	0.91	4.08
*PDM02-13	71.49	72.71	1.22	4.46
	748.99	749.30	0.31	5.19
*PDM02-14	149.91	150.24	0.33	6.94
PDM02-15	246.65	247.44	0.79	7.19
PDM02-16	364.02	365.24	1.22	10.60
PDM02-20	23.32	23.96	0.64	8.98
	289.42	289.94	0.52	14.50

*	Information from drill holes initially released Sept. 3rd, 2002.

The 2002 program involved reconnaissance scale drilling that focused on three target areas approximately 2-4 kilometres north-northwest of the Madsen mine. In total, 17 holes or 34,910 feet (10,643 metres) of drilling were completed. The targets tested are all enveloped by a huge iron carbonate alteration halo that is superimposed on a suite of Balmer Assemblage mafic/ultramafic rocks. Coincident geochemical and geophysical anomalies coupled with encouraging historical drill intersections further refined target selection. The program goal was to outline the stratigraphy, structure, alteration and mineralization with widely spaced (~250m) holes. Modeling of the target area was based on its striking similarities to the Campbell and Red Lake mines.

A plan view of the drill hole locations has been posted as the most recent news release on the Claude Resources’ web-site at www.clauderesources.com.

Projected expenditures of $3 million on the Madsen property in 2003 are nearly triple the amounts incurred in 2002. The deployment of a second diamond drill, exploration staffing additions and the construction of a new core logging facility constitute some of the infrastructure changes appropriate for a program of this magnitude.

With its 2002 mandate of identifying gold-bearing systems successfully fulfilled, the Madsen project’s emphasis is now vectoring in on high grade traps and structures. One drill has been dedicated to this task of in-fill and step-out drilling. Elsewhere along the 10+ kilometres of original Madsen trend, a second rig has begun the preliminary assessment of a number of high quality targets identified during the Company’s compilation of geochemical, geophysical, geological and historic drilling programs.

Both drills began work in early March.

Placer Dome has the right to earn a 55% interest in Claude Resources’ 10,500-acre Madsen property by spending CDN $8.2 million prior to the end of 2004 and delivering a bankable feasibility study over the following two years.

Assaying of the Madsen core was done by XRAL and Chemex Laboratories under the supervision of Yuri Dubrotin, P. Geo., Placer Dome District Geologist.

For further information please contact:

Philip E. Olson, P. Geo.
Vice-President, Exploration
Claude Resources Inc.
Saskatoon, Saskatchewan
(306) 668-7505